Exhibit 99.1

Above Food Provides Update on Nasdaq Listing Review Process and Engages Dickson Wright to Represent Company in Appeal

Regina, Saskatchewan — July 17, 2026 – Above Food Ingredients Inc. (OTC: ABVEF) (“Above Food” or the “Company”), an agricultural and food technology company, today announced that it has engaged Dickinson Wright PLLC (“Dickinson Wright”) to represent the Company in connection with its appeal before the Nasdaq Listing and Hearing Review Council.

As previously announced, the Company has requested review of Nasdaq’s prior delisting determination by the Nasdaq Listing and Hearing Review Council.

The Company’s legal team is led by Jacob Frenkel, Chair of Dickinson Wright’s Securities Enforcement Practice. Mr. Frenkel has extensive experience representing public companies and market participants in matters involving securities regulation, exchange listings and regulatory proceedings, including stock exchange listing proceedings before the exchanges, the SEC and in United States courts.

“In December 2025, Nasdaq’s President testified before a Congressional committee that Nasdaq helps companies access capital – and through its investor engagement solutions helps issuers build stronger relationships across the capital markets and to succeed as public companies. This help is exactly what Above Food needs here where the only slip is one that many companies experience – extenuating factors resulting in delayed filings” said Jacob Frenkel, Chair of Dickinson Wright’s Securities Enforcement Practice. “We are hopeful that the Listing Council will recognize all the good in and strengths of Above, heeding the ‘engagement’ and ‘helping build and succeed’ words of Nasdaq’s President, which the regulatory staff’s initial determination does not reflect. Nasdaq’s decision hurts Above and its shareholders, and the company is resolved to fight for its growth and its investors.”

The Company intends to present to the Nasdaq Listing and Hearing Review Council the progress it has made toward completing its outstanding periodic filings, its ongoing commitment to transparency and regulatory compliance, and its continued satisfaction of all other applicable Nasdaq listing requirements. Above Food remains focused on executing its business strategy and creating long-term value for shareholders while working toward the completion of its filings.

The Company continues to evaluate steps necessary to address its outstanding filing obligations and intends to continue discussions with its advisors and independent auditors regarding such filings, and intends to submit its response as needed to the Listing Council within the prescribed timeframe.

While the Company did also receive an additional expected notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2026, which has not yet been filed as required under Listing Rule 5250(c)(1), the Company remains committed to completing its outstanding filing obligations as expeditiously as possible and to pursuing the appeal process in accordance with Nasdaq’s procedures.

About Above Food Ingredients Inc.

Above Food Ingredients Inc. (OTC: ABVEF) is an agricultural and food technology company whose vision is to create a healthier world — breaking the cycle of world hunger, one seed, one field, and one bite at a time. Above’s robust chain of custody of plant proteins and proprietary seed development capabilities, leverage the power of artificial intelligence-driven genomics and agronomy, and together with Palm’s financial technologies will help to break the global cycle of hunger.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions.

Forward Looking Statements

This communication contains forward-looking statements, including, but not limited to, statements regarding the expected timing of the completion of the audit and the filing of the Company’s Annual Report on Form 20-F, the successful filing of a prospectus in Canada, statements regarding expectations or forecasts of business, accounting audits, operations, financial performance, prospects, and other plans, intentions, expectations, estimates, and beliefs relating to proposed transaction, the current and projected market, growth opportunities and synergies for the combined company, the expected composition of the management and board of directors of the combined company, the expected trading of the combined company on the Nasdaq, the filing and approval of the Registration Statement and the Prospectus, and the timing and completion of the proposed transaction, including the satisfaction or waiver of all the required conditions thereto. Forward-looking statements are based on current judgments and expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including the completion of audit procedures and the conclusions of management, the Audit Committee, and the independent auditor, as well as the factors described in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”). The Company undertakes no obligation to update forward-looking statements, except as required by applicable law.

Factors that could cause actual events to differ include, but are not limited to:

•	all conditions to the proposed transaction being met, including Above Food and Palm Global agreeing to a form of plan of arrangement, as well as other conditions set forth in the definitive merger agreement;
•	the expected timing of regulatory approvals relating to the proposed transaction, the businesses of Above Food and Palm Global and of the combined company and product launches of such businesses and companies;
•	Above Food’s inability to file or make effective the Registration Statement or the final Prospectus with the respective regulators;
•	Above Food, Palm Global and the combined company’s compliance with, and changes to, applicable laws and regulations;
•	Above Food and the combined company’s ability to list the common shares of the combined company on Nasdaq;
•	the ability to successfully integrate the businesses of Above Food and Palm Global after the completion of the proposed transaction;
•	the combined company’s ability to achieve the expected benefits from the proposed transaction within the expected time frames or at all; and
•	the incurrence of unexpected costs, liabilities or delays relating to the proposed transaction.

Forward-looking statements are based on the current expectations of Above Food’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider all of the risks and uncertainties described in the documents filed by Above Food with the United States Securities and Exchange Commission (“SEC”), which is available on EDGAR at www.sec.gov/edgar.shtml. There may be additional risks that Above Food presently does not know or that Above Food currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Above Food’s expectations, plans or forecasts of future events and views as of the date of this communication. Above Food anticipates that subsequent events and developments will cause Above Food’s assessments to change. However, while Above Food may elect to update these forward-looking statements in the future, Above Food specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Above Food’s assessments as of any date subsequent to the date of this communication. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

It is possible that the Merger may not occur on the terms provided herein or in the Merger Agreement, on the expected timing or at all. In the event that the Merger is terminated Above Food may be liable to pay a termination fee to Palm Global, subject to the precise terms of the Merger Agreement.

Additional Information and Where to Find It:

INVESTORS AND SECURITY HOLDERS OF ABOVE FOOD ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABOVE FOOD. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Above Food through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Above Food are also available free of charge on Above Food’s website at https://abovefood.com or by contacting Above Food’s Investor Relations Department at 2305 Victoria Ave #002, Regina, Saskatchewan, Canada, S4P 0S7.

Contacts

Media: media@abovefood.com

Investors: investors@abovefood.com